GYRODYNE COMPANY OF AMERICA, INC.
1 FLOWERFIELD, SUITE 24
ST. JAMES, NY 11780
TEL: (631) 584-5400 FAX: (631) 584-7075

December 29, 2008

VIA EDGAR SUBMISSION AND FAX TO (202) 772-9209

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Gyrodyne Company of America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended March 31, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 0-01684

Dear Mr. Woody:

On behalf of Gyrodyne Company of America, Inc. (“Gyrodyne”), we have set forth below Gyrodyne’s responses to the comment contained in the comment letter dated, December 18, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Forms listed above.

For the Staff’s convenience and ease of reference, the numbered paragraph below corresponds to the paragraph number in the Comment Letter and the text of the Staff’s comment is set forth in this letter in italics with the response immediately following the italicized comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Consolidated Statements of Operations, page F-3

1.
We have considered your response to our prior comment 2.  We continue to believe that interest income and interest expense should be reported outside of operating revenues and expenses in accordance with Rule 5-03 of Regulation S-X.

Response:  We will comply with the Commission’s stated position, that interest income and expense be reported outside of operations, in all future filings as per discussion with the SEC Staff on December 24, 2008.

Should you have any questions or comments concerning this response, please contact me directly at (631) 584-5400, ext. 306.  In addition, you may direct correspondence to me by facsimile at (631) 584-7075.

Sincerely,

/s/ Frank D’ALESSANDRO

Frank D’Alessandro
Controller

cc:	Stephen V. Maroney (Gyrodyne Company of America, Inc.)
Patrick J. Fahey, CPA (Holtz Rubenstein Reminick LLP)